Exhibit 1.02
Ply Gem Holdings, Inc.
Conflict Minerals Report
for the year ended December 31, 2013

Company Overview

This is the Conflict Minerals Report of Ply Gem Holdings, Inc. (the “Company”, “Ply Gem”, “we”, “us”, or “our”) for the calendar year ended December 31, 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. Rule 13p-1 was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this Report.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Ply Gem is a diversified manufacturer of residential and commercial building products, which are sold primarily in the United States and Canada, and include a wide variety of products for the residential and commercial construction, the do-it-yourself and the professional remodeling and renovation markets.  Ply Gem produces a comprehensive product line of windows and patio doors, vinyl and aluminum siding and accessories, designer accents, cellular PVC trim and mouldings, vinyl fencing and railing, stone veneer and gutterware used in both the new construction market and the home repair and remodeling market in the United States and Canada.

Supply Chain Analysis

Ply Gem relied on its direct suppliers to provide information on the origin of the conflict minerals contained in its products. The methods Ply Gem used to determine the origin of conflict minerals in its products included:

•	employing a risk-based strategic approach towards due diligence to relevant suppliers;

•	sending letters to relevant suppliers, explaining Rule 13p-1 and the Company’s request for information;

•
soliciting survey responses from relevant suppliers of components of the Company’s products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);

•	promoting supplier awareness;

•	educating suppliers on requirements, methods, and importance of supply chain due diligence;

•	reviewing responses that the Company received from its suppliers and following up on inconsistent, incomplete, and inaccurate responses; and

•	sending reminders to suppliers who did not respond to the Company’s requests for information.

Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion

Ply Gem conducted an analysis of its products and found that the above SEC defined “conflict minerals”, which are tin, tantalum, tungsten, and gold, may be found in our products manufactured during 2013 and are necessary to the functionality or production of those products. Therefore, Ply Gem is subject to the reporting obligations of Rule 13p-1. In accordance with Rule 13p-1, the Company undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its production in the ordinary course of business.

The Company is several levels removed from the actual mining of conflict minerals and as such has endeavored in its due diligence process to assess whether any of its suppliers source such minerals. The Company does not make purchases of raw ore or unrefined conflict minerals.

Ply Gem conducted a survey of its active suppliers using a template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. This template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

Ply Gem surveyed its manufacturing supply chain, and sent the Conflict Minerals Reporting Template to 100 of our direct suppliers and received 94 responses. While many of these responses indicated that the products supplied did not contain any conflict minerals or did not contain any conflict minerals that originated in the DRC, some of the suppliers were uncertain of the origin of the conflict minerals that they supplied to us.     Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the conflict minerals that they supplied to us, and they may not succeed in determining the origin of all or any such minerals.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, Ply Gem does not currently have sufficient information from its suppliers or other sources to determine the country of origin of the conflict minerals used in its products or identify the facilities used to process those conflict minerals. Therefore, Ply Gem cannot exclude the possibility that some of these conflict minerals may have originated in the DRC or an adjoining country and are not from recycled or scrap sources. Using our supply chain due diligence processes, the Company hopes to further develop transparency into our supply chain.

Conflict Minerals Status Analysis and Conflict Status Conclusion

Ply Gem has concluded that our supply chain remains “DRC conflict undeterminable”. Ply Gem reached this conclusion by being unable to determine the origin of all of the conflict minerals used in the Company’s products.

Audit of Supply Chain Due Diligence

Ply Gem does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the other entities in the Company's supply chain. However, Ply Gem does rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, then such audit is not required.

Risk Mitigation Improvement Program

Ply Gem intends to undertake the following next steps to improve its due diligence process and to gather additional information which will assist the Company in determining whether the conflict minerals utilized benefit armed groups contributing to human rights violations. These steps include:

•	continuing to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

•	increasing the response rate to the Company’s supplier inquiries;

•	gaining further understanding of the impediments to the Company's suppliers that are not able to definitively state their conflict mineral sourcing statuses;

•	examining the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquiries; and

•
attempting to validate supplier responses using information collected via independent conflict free smelter validation programs such as the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter Program.